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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2006

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                 No.       X
                 -------------        -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on April 27, 2006
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, in relation to connected transactions. A copy of the English announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINESE CHARACTERS]
                [LOGO] [CHINA SOUTHERN AIRLINES COMPANY LIMITED]
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                STOCK CODE: 1055

                             CONNECTED TRANSACTIONS

     In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, the Company and CSAHC (or its associates) have entered into Continuing Connected Transaction Agreements, each of which constitutes a continuing connected transaction for the Company under the Listing Rules. Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for each of the Continuing Connected Transaction Agreements is on an annual basis less than 2.5%. Each of the Continuing Connected Transaction Agreements falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

     In order to expand the assets size and competitive advantage of the Company's airline operations and completely remove competition with CSAHC in the airline industry, the Board of Directors reviewed and approved the acquisition by the Company of the assets ("Core Assets") and liabilities ("Core Liabilities") in relation to the airline operations of Hainan Co., Ltd. As Hainan Co., Ltd. is a connected person of the Company under the Listing Rules, the Acquisition constitutes a connected transaction for the Company under the Listing Rules. Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for the Acquisition is on an annual basis less than 2.5%. The Acquisition falls under Rule 14A.32 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

     The number of Directors who participated in approving the Continuing Connected Transaction Agreements and the Acquisition, and the procedures involved were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

China Southern Airlines Company Limited (the "Company") and all members of its board ("Board") of directors ("Directors") confirm the truthfulness, accuracy and completeness of the contents in this announcement and accept full responsibility for any false representation, misleading statement or material omission contained herein.

This announcement is made in accordance with the requirements under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in respect of connected transactions entered into between the Company, whose principal business activity is that of civil aviation and China Southern Air Holding Company ("CSAHC") and its associates. CSAHC is the controlling shareholder of the Company, holding approximately 50.30% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.


(1)  CONTINUING CONNECTED TRANSACTIONS WITH CSAHC (OR ITS ASSOCIATES)

     (A) In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, the Company and CSAHC (or its associates) have entered into new agreements in respect of the following continuing connected transactions:

          (i) SOUTHERN AIRLINES (GROUP) IMPORT AND EXPORT TRADING COMPANY ("SAIETC"), A WHOLLY OWNED SUBSIDIARY OF CSAHC

               The Company and SAIETC entered into an agreement dated 22 May, 1997 for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term from 22 May, 1997 to 22 May, 2000 which was subsequently extended to 22 May, 2006 by mutual agreement between the parties. The principal business activity of SAIETC is that of import and export of aircraft, flight equipment and facilities, and custom clearing services.

               In order to comply with the requirements under Rule 14A.35 of the Listing Rules so that SAIETC can continue to provide import and export services and custom clearing service after the expiry of the original agreement, the Company and SAIETC entered into a new import and export agency framework agreement (the "Import and Export Agency Framework Agreement") on 1 January, 2006, which became effective on 25 April, 2006, having been approved by the Board of Directors of the Company.

               The Import and Export Agency Framework Agreement is valid for a term of three years, commencing from the date of the agreement, subject to compliance with the relevant provisions of the Listing Rules by the Company. Both parties agreed that the agency fee for import and export shall be determined after arm's length negotiation and shall not be higher than the market rate. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

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               For the year ended 31 December, 2004 and 31 December, 2005, the amount incurred by the Group for the import and export of the above equipment was RMB1,117,289,000 and RMB31,714,000 respectively. The difference was due to the larger number import and export of aircraft, flight equipment, communication and navigation facilities handled by SAIETC for the Company in 2004 than in 2005. Based on historical figures, and with regard to current market prices and the approximate amount of import and export required for the business development of the Company, the annual cap for the Import and Export Agency Framework Agreement is set at RMB80,000,000 per annum for the entire term of the Import and Export Agency Framework Agreement. The Import and Export Agency Framework Agreement is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

          (II) CHINA SOUTHERN AIRLINES GROUP PASSENGER AND CARGO AGENT COMPANY LIMITED ("PCACL"), A WHOLLY OWNED SUBSIDIARY OF CSAHC

               The Company and its subsidiaries (the "Group") have entered into ticket agency agreements for the sale of the Group's air tickets with several subsidiaries of CSAHC (the "Agents"). The Agents charge commission on the basis of the rates stipulated by the Civil Aviation Administration of China ("CAAC") and International Air Transport Association ("IATA"). The Agents charge a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional/international tickets. The Group has other air ticket sales agents in the PRC who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Group.

               In order to comply with the requirements under Rule 14A.35 of the Listing Rules so that PCACL can continue to provide ticket agency services, the Company and PCACL, a wholly-owned subsidiary of CSAHC whose principal business activity is that of acting as an air ticket agent and airfreight forwarding agent, entered into a new ticket agency framework agreement (the "New Ticket Agreement") and a new airfreight forwarding agency framework agreement (the "New Airfreight Agreement", together with New Ticket Agreement, the "Two Sales Agency Framework Agreements") on 1 January, 2006, which became effective on 25 April, 2006, having been approved by the Board of Directors of the Company.

               The Two Sales Agency Framework Agreements are valid for a term of three years commencing from 1 January, 2006, subject to the compliance of relevant requirements of the Listing Rules by the Company. The parties agreed that the agency fee shall be determined after arm's length negotiation and shall not be higher than the market rate. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

               For the year ended 31 December, 2004 and 31 December, 2005, the aggregate amount of ticket sales of the Group conducted through PCAC was RMB32,008,000 and RMB36,719,000 respectively. The increase was due to the rise in ticket sales conducted through PCAC as the Group expanded its business operations. Based on the approximate amount of ticket sales and airfreight forwarding services to be provided by PCAC, the annual cap under each of the Two Sales Agency Framework Agreements is set at RMB10,000,000 per annum for the entire term of each of the Two Sales Agency Framework Agreements. Each of the Two Sales Agency Framework Agreements is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

          (III) CHINA SOUTHERN AIRLINES GROUP TRAVEL DEVELOPMENT COMPANY LIMITED ("CSA TRAVEL"), A WHOLLY OWNED SUBSIDIARY OF CSAHC

               The Company and CSA Travel, whose principal business activity is that of operating tourism related business, entered into a framework agreement on Lease, Operation and Management ("Framework Agreement on Lease and Operation") on 1 January, 2006 in order to allow Company to lease certain hotels belonging to it to CSA Travel for it to operate, and to provide certain relevant services in compliance with the requirements under Rule 14A.35 of the Listing Rules for a term of three years, commencing from the date of the agreement. The Framework Agreement on Lease and Operation became effective on 25 April, 2006, having been approved by the Board of Directors of the Company. Pursuant to the agreement, the Company shall lease Guangzhou Airlines Hotel, Zhuhai Pilot Mansion and certain portions of CSA Guangzhou Hotel and Beijing CSA Hotel to the CSA Travel for operation and management of such hotels. The Framework Agreement on Lease and Operation would become effective upon approval by the Board of Directors of the Company.

               The relevant fee charging schedule was determined on an arm's length between both parties and the price shall not be higher than the market rate. The fee is payable within the time period set out in the invoice to be delivered to CSA Travel.

               With regard to the amount of rent payable under the agreement, the annual cap for the Framework Agreement on Lease and Operation is set at RMB6,000,000 per annum for the entire term of the agreement. The Framework Agreement on Lease and Operation is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

          (IV) SOUTHERN AIRLINES ADVERTISING COMPANY ("SAAC"), WHICH IS 45% OWNED BY THE COMPANY AND 55% OWNED BY CSAHC

               The Company and SAAC, whose main business activity is that of advertising, have entered into an agreement dated 22 May, 1997 for the provision of advertising services for a term extending from 22 May, 1997 to 22 May, 2000. After

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               extension of three years, the parties have mutually agreed to extend the agreement for another three years to 22 May, 2006.

               In order to comply with the requirements under Rule 14A.35 of the Listing Rules, so that SAAC can continue to provide advertising service after the expiry of the original agreement, the Company and SAAC entered into a new advertising agency agreement ("Advertising Agency Agreement") on 1 January, 2006 for a term of three years commencing from the date of the agreement, which became effective on 25 April, 2006, having been approved by the Board of Directors of the Company.

               Under the Advertising Agency Agreement, SAAC will produce advertisement script, graphic and music to the Company with the copyright of such products belonging to the Company provided that the Company shall comply with all relevant provisions under the Listing Rules.

               Both parties agreed that the agency rate for advertising under the Advertising Agency Agreement shall be determined after arm's length negotiation and shall not higher than the market rate. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

               For the year ended 31 December, 2004 and 31 December, 2005, the amount incurred by the Group to SAAC for advertising services was RMB1,166,000 and RMB3,062,000 respectively. The increase was due to the increase in advertising services provided to the Group as it expanded its business operations. Based on historical figures and with regard to current market prices, the new hub of the Company in Beijing, and the expanding business of the Group, the annual cap for Advertising Agency Agreement is set at RMB30,000,000 per annum for the entire term of the agreement. The Advertising Agency Agreement is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

          (v) GUANGZHOU CHINA SOUTHERN AIRLINES PROPERTY MANAGEMENT COMPANY LIMITED (THE "GCSAPMC"), WHICH IS 90% OWNED BY CSAHC AND 10% OWNED BY THE COMPANY'S UNION

               The Company and GCSAPMC, whose principal business activity is that of management of real property, entered into a framework agreement for the Engagement of Property Management ("Property Management Framework Agreement") on 1 January, 2006 in respect of engaging GCSAPMC to provide property management and improvement services in compliance with the requirements under Rule 14A.35 of the Listing Rules for a term of three years, commencing from the date of the agreement. The Property Management Framework Agreement became effective on 25 April, 2006, having been approved by the Board of Directors of the Company. The Property Management Framework Agreement would become effective upon approval by the Board of Directors of the Company. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company's headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule shall be determined at an arm's length between both parties. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

               With regard to the approximate amount of agency fee payable for property management and improvement services under the agreement likely to be incurred each year during the term of the agreement, the annual cap for the Property Management Framework Agreement is set at RMB47,010,000 per annum for the entire term of the agreement. The Property Management Framework Agreement is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

     (B)  IMPLICATIONS UNDER THE LISTING RULES

          As each of SAIETC, PCACL, CSA Travel, SAAC and GCSAPMC is a connected person of the Company under the Listing Rules, each of the Import and Export Agency Framework Agreement, Two Sales Agency Framework Agreements, Framework Agreement on Lease and Operation, Advertising Agency Agreement and Property Management Framework Agreement (together the "Continuing Connected Transaction Agreements") constitutes a continuing connected transaction for the Company under the Listing Rules. The Board of Directors, including the independent non-executive Directors, considers the Continuing Connected Transaction Agreements to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole.

          Among the 10 Directors of the Company, four Directors, namely Liu Shao Yong, Wang Quan Hua, Zhao Liu An and Zhou Yong Qian, who were duly appointed to the Board of Directors of the Company by CSAHC and were therefore required to abstain from voting in respect of the Continuing Connected Transaction Agreements. All remaining six Directors who were entitled to vote unanimously approved the Continuing Connected Transaction Agreements on 18 April, 2006. The number of Directors who participated in approving the Continuing Connected Transaction Agreements and the procedures were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

          Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for each of the Continuing Connected Transaction Agreements is on an annual basis less than 2.5%. Each of the Continuing Connected Transaction Agreements falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules.

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2.   CONNECTED TRANSACTION WITH CSAHC HAINAN CO., LTD.

     (A) In order to expand the assets size and competitive advantage of the Company's airline operations and completely remove competition with CSAHC in the airline industry, the Board of Directors reviewed and approved the acquisition (the "Acquisition") by the Company of the assets ("Core Assets") and liabilities ("Core Liabilities") in relation to the airline operations of CSAHC Hainan Co., Ltd. ("Hainan Co., Ltd."), a subsidiary of CSAHC from Hainan Co., Ltd., whose main business is that of civil aviation, on 18 April, 2006:

          (i) Scope of Acquisition: Core Assets and Core Liabilities of Hainan Co., Ltd. as set out in the valuation reports (Zhongqihuapingbaozi (2006) Report No. 024) on the transfer of business and assets of Hainan Co., Ltd. dated 30 June, 2005 issued by China Enterprise Appraisal Co., Ltd. and finalised in the Auditor's Report of KPMG Huazhen.

          (ii) Pricing Basis and Terms and Payment: As agreed by the parties, the value of the Core Assets to be acquired and the Core Liabilities to be assumed by the Company is determined in accordance with the valuation reports (Zhongqihuapingbaozi (2006) Report No. 024) on the transfer of business and assets of Hainan Co., Ltd. dated 30 June, 2005 which was issued by China Enterprise Appraisal Co., Ltd., which sets out the estimated value of the Core Assets as RMB355,150,000, consisting mainly of RMB103,020,000 in cash, RMB55,110,000 for bill and trade receivables, RMB160,970,000 for airplanes, aviation equipment and production-related buildings and equipment, as well as RMB35,480,000 of land; and the Core Liabilities, which include airplane repair expenses, jet fuel and takeoff and landing fees, amount to RMB350,000,000. The Core Liabilities will be paid directly by the Company to the creditors in accordance with the terms and period as agreed by relevant parties. After deducting the above-mentioned liabilities, the Company shall pay RMB5,150,000 in cash, being the difference in the estimated values of the Core Assets and Core Liabilities, into the bank account designated by Hainan Co., Ltd. The Company will fund the consideration for the Acquisition wholly by its internal resources.

          (iii)Increase in Value upon Assessment: The book value of the major assets of Hainan Co., Ltd. to be acquired under the Acquisition amounted to RMB245,200,000 while the assessed value thereof amounted to RMB355,150,000, an increase of 44.8%. The following major facts have contributed to this increase in the assessed value: (i) The book value of the buildings and structures amounted to RMB23,820,000 and the value added upon assessment thereof amounted to RMB10,610,000, which resulted mainly from the fact that most of the buildings owned by Hainan Co., Ltd. were purchased in 1994, when the market prices of such buildings were relatively low compared to the date of assessment when prices of such buildings have increased considerably. (ii) The book value of the aircraft and equipment of Hainan Co., Ltd. amounted to RMB27,890,000 and the value upon assessment thereof amounted to RMB68,440,000, the increase in value in the assessed value was attributed to: (A) The increase in value upon assessment of the aircraft, which amounted to RMB28,450,000, mainly because production of the MD82 aircraft has now completely stopped, with no follow-up or similar model available, therefore the market price of MD82 aircraft has fallen significantly, leading to a reduction in value of such aircraft in the aggregate amount of RMB43,789,100 upon assessment. However, as Hainan Co., Ltd. had previously allocated RMB72,239,400 to a reserve for the depreciation of such MD82 aircraft according to its accounting policies, as a result there is net value added of the aggregate amount of RMB28,450,400 upon assessment thereof. (B) The increase in value upon assessment of the other machinery and equipment amounted to RMB39,990,000, which resulted mainly from the fact that the period of depreciation of such machinery and equipment for which Hainan Co., Ltd. had made an allowance was shorter than the economic life as determined for this category of equipment in the assessment. The increase in value upon assessment of the high value circulating equipment resulted mainly from the fact that, as of the month following the purchase of such circulating, allowances are made for depreciation of such equipment for a period of eight to twelve years. However, such circulating equipment was assessed on the basis of their latest price during the assessment, so that their assessed value was higher than their book value. The book value of the usable parts of the aviation equipment is relatively low after an allowance is made for their depreciation, as each year Hainan Co., Ltd. pays expenses for repair and maintenance of the aviation equipment in the amount of RMB25,000,000, and the assessed value of the circulating equipment is determined on the basis of its actual condition (for example, the average assessed value of the usable parts accounts for 60% of the value of the new circulating equipment), which also contributed to the increase in value upon assessment. (iii) The book value of the land use right amounted to RMB5,600,000, which increased by RMB29,880,000 upon assessment thereof. The main reason for such increase is that the book value of the plot of land was determined on the basis of market prices of land prevailing at that time of entry of the book value. Close to the expiration date of the term of the use of the plot of land, Hainan Co., Ltd. renewed the term of the use of the plot of land to allow its business operation to continue on the land. Moreover, as a result of the rapid development of the tourism industry in Shanya in the past few years and the gradual recovery of the real estate market there, the price of the land use right has risen.

          Hainan Co., Ltd. is a subsidiary of China Northern Airlines Company ("Northern Airlines"). It was not included as part of the acquisition when the Company acquired the core airline operations of Northern Airlines in November 2004 (the "Northern Airlines Acquisition"), as the process to resolve the then existing legal uncertainties in respect of the shareholding in Hainan Co., Ltd was still on-going. Such legal uncertainties have now been resolved, with 75.9% and 24.1% of its current shareholding held by Northern Airlines and CSAHC respectively. However, as part of CSAHC's commitment not to compete in the similar industry with the Company, Hainan Co., Ltd. has ceased its airline operations since the Company signed the assets sales and purchase agreement in respect of the Northern Airlines Acquisition with CSAHC, Northern Airlines and Xinjiang Airlines, which was approved by the independent shareholders of the Company on 31 December, 2004. The airline operations of Hainan Co., Ltd. were then taken over by the Hainan Branch and Sanya Branch of the Company.

          In order to completely remove any remaining competition in the similar industry between the Company and CSAHC, the Company hereby acquired the assets of Hainan Co., Ltd. Such acquisition has been approved by the relevant government authorities in the PRC.

     (B)  IMPLICATIONS UNDER THE LISTING RULES

          As Hainan Co., Ltd. is a connected person of the Company under the Listing Rules, the Acquisition constitutes a connected

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          transaction for the Company under the Listing Rules. The Board of
          Directors, including the independent non-executive Directors, considers the Acquisition to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole.

          Among the 10 Directors of the Company, four Directors, namely Liu Shao Yong Wang Quan Hua, Zhao Liu An and Zhou Yong Qian, who were duly appointed to the Board of Directors of the Company by CSAHC and were therefore required to abstain from voting in respect of the Acquisition. All remaining six Directors who were entitled to vote unanimously approved the Acquisition on 18 April, 2006. The number of Directors who participated in approving the Acquisition and the procedures were in compliance with the relevant requirements of Company Law of the PRC and the Articles of Association of the Company.

          Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for the Acquisition is on an annual basis less than 2.5%. The Acquisition falls under Rule 14A.32 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.




                                        Be order of the Board of Directors
                                      CHINA SOUTHERN AIRLINES COMPANY LIMITED
                                                     SU LIANG
                                                 Company Secretary

26 April, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Si Xian Min and Xu Jie Bo as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                    By   /s/   Su Liang
                                        ----------------------------------------
                                         Name:  Su Liang
                                         Title: Company Secretary


Date: April 28, 2006